Exhibit 99.3

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION A

DETAILED BUSINESS REVIEW

CONTENTS

Supplementary Accounting Information	A 1

Consolidated Profit & Loss Account – Statutory Basis	A 10

Reconciliation of Profit & Loss Account

Three months to 31 March 2003	A 11

Three months to 31 March 2002	A 12

Detailed Business Reviews

UK	A 13

Europe, Middle East & Africa	A 15

Americas – USA	A 17

Americas – Canada	A 19

Americas – Latin America & Caribbean	A 20

Asia Pacific	A 21

Group Reinsurances	A 23

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SUPPLEMENTARY ACCOUNTING INFORMATION

PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group’s profit & loss account and balance sheet:

Longer Term Rate of Return
The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR). This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The basis of calculating the longer term rate of return has changed in 2003 to reflect the new investment policy, as outlined below. The general business result (based on LTIR) of £169m is calculated assuming pre tax returns of 5% on fixed interest securities and 7.5% on equities and assuming that investments have been held throughout the period according to the investment policy. For comparative purposes the LTIR credited in the first quarter 2002 would have been reduced by £41m using this reduced yield and for the full year 2002 would have been £158m lower.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer	Effective return	Effective return
	term return	3 months	3 months
		2003	2002

Equities	7.5%	11.8%	10.6%
Fixed interest	5.0%	4.7%	5.7%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in other activities. Also included in other activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 31 March 2003 recognised on the longer term basis since 1994 amounts to £10.1bn and the total actual investment return for this period is £10.5bn.

Investments
The equity exposure of the Group was modestly further reduced during the first quarter of 2003 with the aggregate value of holdings being approximately £1.15bn at the end of the period. Exposure to the equity market was further reduced by a derivative position providing limited downside protection against an additional £140m of stock.

The fixed interest portfolios continue to be concentrated on high quality short dated bonds. Reflecting the short duration and the continued strength in global bond markets, the average yield of the fund fell marginally to stand at 3.7% at 31 March 2003. Exposure to bonds rated AA and above continued to stand at approximately 80% of total bond exposure, while exposure to non investment grade bonds was less than 1%.

Dated Loan Capital
The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has increased by £24m since the beginning of the year due to foreign exchange movements.

Goodwill
Goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the three months to 31 March 2003 is £8m.

Detailed Business Review	A1

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Goodwill on Acquisition of Claims Provisions
The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the three months to 31 March 2003 is £5m.

Asbestos Developments

Turner & Newall

The ruling involves a unique situation and the judgement covers just part of this complicated case, following the court’s earlier decision to split proceedings. It does not mean the end of what is likely to be a protracted process. Given the complexity of the legal and contractual issues involved, we have taken time to study the detail of the 156 page judgement and consider our next course of action.

While it is our policy not to comment on our provisioning for individual incidents, we can confirm, even in the light of this judgement, we remain confident that our overall provisions, which are subject to regular review, are within an appropriate range.

Proposed Asbestos Facility

A proposal is now being considered, but has not been formally introduced into the US Congress, to establish a privately financed trust fund to pay people with asbestos related diseases. Discussions include manufacturers/companies, insurers, labour unions, and lawmakers.

As the draft bill now stands, the trust would be funded with more than $100bn to pay the claims of hundreds of thousands of asbestos victims. It would be financed through contributions from primary insurers, reinsurers and industrial enterprises. Proposals are still circulating about whether funding would be through lump sum payments, instalments or a combination of both.

The draft proposal being discussed would establish the US Court of Asbestos Claims as the sole venue for asbestos claims resolution and set up medical criteria to ensure that only truly sick people benefit from the trust. Those who may have been exposed to asbestos but show no signs of illness, would not benefit from the trust until they become sick.

Although not a member of the core working group helping to develop the proposal, the Group has been very involved in all industry discussions related to it through AIA and other industry groups.

The insurance industry funding level and basis for allocation under the proposal are still unresolved. The allocation issue is expected to become clearer over the next several weeks.

There are a number of outstanding issues which make the likelihood of passage of the bill far from certain.

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Shareholders’ Interest in Life Business

	Shareholders’ Funds & Accrued Interests	Embedded Value of Life Profits	Total
	£m	£m	£m

UK
Phoenix/Unit linked	–	575	575
With profits	338	163	501

Total UK	338	738	1,076
Scandinavia	348	2	350
Chile	106	41	147
Australasia	225	24	249
Other	25	3	28

Total overseas	704	70	774

	1,042	808	1,850

Available for release			100

			1,750

The shareholders’ funds and accrued interests represent the Group’s net assets attributable to life operations excluding the present value of in force business (embedded value). It comprises the shareholders’ funds of the life companies plus the interest in life funds that is recognised under modified statutory principles.

Embedded Value

UK Assumptions	31 March	31 March	31 December
	2003	2002	2002
	%	%	%

Investment returns
Equities	7.02	7.82	7.00
Fixed interest	4.52	5.32	4.50
Discount rate	8.20	7.70	8.20

The discount rate at 31 March 2003 is calculated as the fixed interest rate net of tax plus a risk margin of 5%. The equities investment return is calculated as the fixed interest rate plus 2.5%.

Impact of Foreign Exchange on Quarterly Movements
Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates. The quarterly movement reported in the statistical analysis is the difference between the current result at the latest period end rate and the previous quarter’s result at the period end rate at that date. The quarterly movement therefore includes the exchange impact of the restatement of the previous period end results at the latest period end rates of exchange.

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Exchange Rates

	31 March	31 March	31 December
	2003	2002	2002

US Dollar	1.58	1.42	1.61
Canadian Dollar	2.33	2.27	2.54
Danish Kroner	10.76	12.13	11.40
Australian Dollar	2.62	2.67	2.86

DISPOSAL ACTIVITY

RBC Capital benefit of the two transactions announced in 2003

Promina *			£m

Shareholders' interest in life business			262
General business 2002 NWP @ 40% RBC requirement			347
Expenses and impact of restatement to UK GAAP basis			(64)

RBC benefit			545

Healthcare & Assistance

General business 2002 NWP @ 40% RBC requirement			100
Profit on disposal			147

RBC benefit			247

Total RBC benefit			792

* Stated at exchange rates prevailing at date of transaction

RATING MOVEMENTS

Rate movements being achieved for risks renewing in March 2003 versus comparable risks renewing in March 2002 were as follows:

	Personal		Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%

UK	4	9	8	25	15
USA	14	11	22	24	43
Canada	15	10	20	30	23
Scandinavia	4	5	6	7	10

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ESTIMATION TECHNIQUES, UNCERTAINTIES, COMMITMENTS AND CONTINGENCIES

Estimation Techniques, Uncertainties and Contingencies

Introduction

One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the Company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the Company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the Company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities as the above in respect of long term business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the Company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation Techniques

In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;

•	estimates based upon a projection of claims numbers and average cost;

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and

•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster’s estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to

Detailed Business Review	A5

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asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders’ share of the net of tax future cash flows arising from the in-force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations.

Uncertainties and Contingencies
The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;

•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring;

•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, judicial trends, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Asbestos and Environmental Claims
The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that are generally greater than those encountered for other classes of business. A significant issue is the long delay in reporting losses since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later. For example, cases of mesothelioma can have a latent period of up to 40 years. There may also be complex technical issues that give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

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Financial Enhancement Products
In the UK, USA and Korea, the Group has exposures to financial enhancement products which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business, however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002, a reinsurance arrangement was entered for which a premium of £124m was ceded which has reduced the Group’s exposure in relation to these products in the UK. Further information on financial enhancement products in the USA is discussed below.

Litigation, Mediation and Arbitration
The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

Reinsurer Default
The Group is exposed to the possibility of default by its reinsurers, including the credit risk taken in fronting arrangements. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non-recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s “Watch List”. The “Watch List” is the list of companies whom the Directors believe will not be able to pay amounts due to the Group in full.

Banking Facilities
The Group’s banking facilities comprise a syndicated loan facility for £800m. At the end of March 2003 £566m was drawn on this facility.

This facility expires in October 2003 and the Group will seek to renegotiate replacement arrangements. It is expected that a smaller facility will be sought, reflecting the Group’s reduced requirements for such borrowings.

Potential Misselling of Life Products
The Group and its UK insurance subsidiaries continue to be in discussion with the Financial Services Authority (FSA) in relation to the sale and accounting treatment of regulated life products. These products include the sale of mortgage backed endowments, the treatment of life guaranteed annuity options and the potential effect on holders of policies not subject to such options. These discussions have not been concluded and could result in significant financial consequences for the Group, including the provision of further financial support for subsidiaries, changes in the calculation of policyholder liabilities and the possible imposition of penalties by the FSA. The FSA have recently levied a fine of £950k on the Group. Based on the information currently available, the Directors consider they have made appropriate provisions for such costs and they do not believe that any further costs will have a material adverse affect on the Group’s financial position.

Disposal Programme
With the nine months 2002 results, the Group announced a radical programme of disposals and other actions that, inter alia, would improve the capital position. These actions are expected to reduce the Group’s general insurance written premiums to around £5.5bn p.a. over the course of the next two years. The achievement of these actions is dependent on a number of factors, including there being buyers willing to acquire the businesses that are being disposed of at an acceptable price. The Directors believe that the actions outlined are achievable in the timeframe set out.

Rating Agencies
The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining a single A rating from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings are A- from S&P and A-from AM Best. The actions announced by the Group during 2002 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business, in particular certain commercial lines in the USA.

Regulatory Environment
The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the Regulators to the challenging market conditions that have prevailed over the last few years. The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for Group solvency and the impact of such developments could be material. The Group maintains a close dialogue with the FSA to gain a good understanding of the likely developments and maximise the time available to plan for them.

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World Trade Center
The estimated cost of the insurance losses associated with the tragic terrorist action of 11 September 2001, is a gross loss of £1,237m, reduced to £274m net of reinsurance. This was an unprecedented event, which continues to have many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to litigation in the United States and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimates of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation
Following the decision to cease renewing existing business in the Group’s US based Financial Enhancement unit, issues arose in connection with a series of credit risk insurance policies covering loans made by Student Finance Corporation to students in various post secondary trade schools, primarily truck driving schools in the US. At 31 March 2003, the loan portfolio had a face value of $501m. In June and July 2002, a US subsidiary filed lawsuits seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties. As the Group’s lawsuits seek rescission of the policies, all financial accounting entries associated with the transactions have now been reversed. The ultimate outcome of the suit is uncertain.

In July 2002, MBIA Insurance Corporation and Wells Fargo Bank Minnesota, NA, filed suit against the US subsidiary seeking to enforce the credit risk insurance policies that the US subsidiary previously sued to rescind and a claim for punitive damages. MBIA insures eight securitisations that were collateralised by the student loans and Wells Fargo is the trustee. Further suits were filed against the Group’s US based operations by Wilmington Trust Co. in August 2002 and by PNC Bank in September 2002. After taking legal advice, the directors intend that the US subsidiary should vigorously assert its entitlement to rescind these policies and defend the legal actions taken against it.

In the event the lawsuits do not result in complete rescission of all applicable credit risk insurance policies, any losses on the student loan portfolio will be reduced by reinsurance, recoveries from the original borrowers on the defaulted loans and any remaining reserves established under the loan programmes. Any losses may be further offset by recoveries from other third parties. No assurance can be given that the above mentioned factors, including the outcome of the lawsuit, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrowers under the loan programme and/or the reserves for defaults will be resolved in favour of the Group. Based on our current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

Financial Enhancement Products
Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of credit default product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2003 amounted to £9m. Claims provisions of £43m have been established at 31 March 2003 in addition to £80m of unearned premium provision on these products. The ultimate loss estimate over the life of the CDO products is £142m based on a model which utilises Standard & Poor’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

Contingent Loan Finance
The regulatory solvency of the UK Life Funds is sensitive to change in investment conditions and the recent turbulent stock market conditions have heightened the risk of breaches in regulatory solvency. The funds have low regulatory solvency and a Group company has agreed, in certain circumstances, to make loans of up to £1bn to the Life Funds in order to support their solvency position, should the need arise. These loans will be recoverable only out of any future surpluses arising in the Life Funds and realistic balance sheet analysis indicates that is expected to occur. At 31 March 2003, £120m (31 December 2002: £160m) had been funded and £59m (31 December 2002: £25m) had been utilised under these arrangements.

US Regulatory Capital
On 1 March 2003, the Group’s US based operations filed their regulatory capital return with the relevant state insurance regulators in the US. These returns are still subject to audit and may be amended. For three of the twenty seven legal entities, the statutory surplus was below the ‘company action level’ of the local regulatory solvency measure. Company action level is a solvency measure where actual statutory surplus is below twice the regulatory solvency measure. The specific amounts of the shortfall below the company action level were

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$2m, $8m and $10m. At that level, the legal entity is required to submit a plan, to the insurance commissioner of the state of domicile, indicating how the statutory surplus will rise above the company action level. To resolve this issue a proportion of the fixed interest investment portfolio, which is reflected at amortised cost in the regulatory returns, was sold in the first quarter of 2003, generating gains in those legal entities with capital and surplus below the company action level. The consolidated US regulatory capital and surplus position as at 31 March 2003 is $1,480m, an increase of $99m over the 31 December 2002 position. All companies are currently calculated to have statutory surplus exceeding two times the regulatory solvency measure. Declines in regulatory capital could trigger action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate and, if this occurs, what action the US regulators might take.

UK and Group Regulatory Capital
The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries (including the treatment of certain reinsurance contracts and the implicit item in the calculation of the solvency of the UK life funds), the progress of the actions announced on 7 November 2002 to improve that position, the other uncertainties described above, the implementation of the EU Group’s Directive and its interrelationship with the overall capital of the Group. It is possible that these discussions could lead to financial consequences for the Group, including provision of financial support for subsidiaries. If the FSA were to require action to be taken, there would be a number of different ways in which the FSA’s requirements might be satisfied. Consequently, it is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available, the directors do not believe that any consequences will result in a materially adverse effect on the Group’s financial position.

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CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

3 Months	3 Months
2003	2002
(unaudited)	(unaudited)
£m	£m

Balance on the technical account for general business (excluding investment	(90)	(148)
return allocated to the general business technical account)

Balance on life business technical account gross of tax (excluding investment	34	46
return allocated from the long term business technical account)

Investment income	272	213
Interest on dated loan capital	(14)	(13)
Unrealised losses on investments	(151)	(142)
Loss from non insurance activities	(8)	(1)
Central expenses	(15)	(9)
Amortisation of goodwill	(8)	(18)

20	(72)

Total Group operating profit / (loss)	27	(74)
Share of results of associated undertakings	(7)	2

Profit / (loss) on ordinary activities before exceptional items and tax	20	(72)
Loss on disposal of subsidiary undertakings	(1)	–

Profit / (loss) on ordinary activities before tax	19	(72)
Tax on profit / (loss) on ordinary activities	(10)	5

Profit / (loss) on ordinary activities after tax	9	(67)
Attributable to equity minority interests	(7)	3

Profit / (loss) for the period attributable to shareholders	2	(64)
Cost of preference dividend	(2)	(2)

Transfer from retained profits	–	(66)

Earnings per ordinary share	0.0	p	(4.6	)p
Diluted earnings per ordinary share	0.0	p	(4.6	)p

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

THREE MONTHS TO 31 MARCH 2003

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ PVIF		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m

Underwriting loss	(22)		(22)

Reorganisation costs	(38)							(38)
Amortisation of goodwill in acquired claims provisions	(5)						(5)
Equalisation provisions	(10)							(10)

		(75)	(22)				(5)	(48)
Unwind of discount in respect of claims outstanding		(15)	(15)

		(90)	(37)				(5)	(48)
Life technical result	37			37
Amortisation of PVIF	(3)						(3)

		34		37			(3)
Gross investment income	190
Realised gains	99

		289	206	2	5				76
Investment expenses and loan interest		(20)			(20)
Income from associates		3			3

Investment income		272	206	2	(12)				76
Interest on dated loan capital		(14)				(14)
Unrealised losses		(151)							(151)
Loss from non insurance activities		(8)			(8)
Central expenses		(15)			(13)			(2)
Amortisation of goodwill		(8)					(8)

		20	169	39	(33)	(14)	(16)	(50)	(75)

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

THREE MONTHS TO 31 MARCH 2002

			General business result	Life business result	Other activities	Interest on dated loan capital	Amortisation of goodwill / PVIF	Other items	Short term investment fluctuations
			£m	£m	£m	£m	£m	£m	£m

Underwriting loss	(118)		(118)
Reorganisation costs	(5)							(5)
Amortisation of goodwill in acquired claims provisions	(7)						(7)
Equalisation provisions	(4)							(4)

		(134)	(118)				(7)	(9)
Unwind of discount in respect of claims outstanding		(14)	(14)

		(148)	(132)				(7)	(9)
Life technical result	49			49
Amortisation of PVIF	(3)						(3)

		46		49			(3)
Gross investment income	208
Realised gains	30

		238	252	8	18				(40)
Investment expenses and loan interest		(26)			(26)
Income from associates		1			1

Investment income		213	252	8	(7)				(40)
Interest on dated loan capital		(13)				(13)
Unrealised losses		(142)							(142)
Loss from non insurance activities		(1)			(1)
Central expenses		(9)			(9)
Amortisation of goodwill		(18)					(18)

		(72)	120	57	(17)	(13)	(28)	(9)	(182)

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DETAILED BUSINESS REVIEWS

UNITED KINGDOM

PERSONAL

	2003	2002
	£m	£m

General business net premiums written	405	404
General business result (based on longer term investment return)	(3)	(9)
Operating ratio	106.7%	111.3%

Life business net premiums written	165	322
Life business result	22	35

General

Household premiums have grown by 9%, before the effect of the quota share, principally due to rate increases in our MORE TH>N book and our existing corporate partnership contracts.

Motor premiums fell 15%, before the effect of the quota share, reflecting the action being taken to restore profitability in the broker book, including the withdrawal from some business segments. This has been offset by 18% growth in MORE TH>N, demonstrating the success of major investment in the brand over the last 2 years.

Personal ‘other’ has seen growth predominantly in the health book which has been successfully disposed of since the end of the quarter.

There has been particularly benign weather in the UK in the first quarter, whereas 2002 first quarter included storms and weather incidents of £27m. A special weather reserve contingency of £15m has been set aside in the first three months to provide additional protection against future weather or other claims incidents.

There has been a slight seasonal deterioration in the motor underwriting result.

The underwriting result reflects £4m of generic brand marketing spend by MORE TH>N, a slight decrease over 2002. The emphasis is moving to more specific business generation marketing.

Life

The reduction in net written premium reflects the decision to close the life funds to new business with effect from 1 September 2002.

Detailed Business Review	A13

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UNITED KINGDOM

COMMERCIAL

	2003	2002
	£m	£m

General business net premiums written	438	485
General business result (based on longer term investment return)	68	61
Operating ratio	94.4%	98.8%

The reduction in premiums over the first three months of 2002 is attributable to the increase to 15% from 10% of the Munich Re quota share agreement and a reduction of £23m following the decrease in our participation in the Aviation Pool in 2003 from 28.125% to 9.25%.

Strong rating action continues in casualty and parts of property, but it is becoming increasingly difficult to increase rates without losing volume.

The commercial portfolio has performed extremely strongly, with an underwriting profit result for the three months. Weather has been benign. In addition, rating increases from previous years continue to be a primary driver of the result.

Of particular note is the continuing excellent performance in the property account, following the strong rating and underwriting action taken in 2002 and 2003 to date. A weather reserve contingency of £15m has been set up for future weather or other claims events.

In the casualty account significant rating and underwriting action has contributed to the continued improvement in underlying performance.

The motor account continues to deliver an improved underwriting profit with the increase in profit over 2002 driven again by rating and underwriting actions.

The ‘other’ account includes the discontinued business, and there has been some additional reserve strengthening for that business. This has been offset by improved performance in marine.

Detailed Business Review	A14

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EUROPE, MIDDLE EAST & AFRICA

PERSONAL

	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	215	262	233
General business result (based on longer term investment return)	14	–	2
Operating ratio	99.2%	–	109.2%

Life business net premiums written	65	184	174
Life business result	6	9	8

General

Premium growth in Scandinavia of 21% is entirely masked by the impact of disposals of operations in Benelux and Germany and also Italy Direct, during 2002 and the effect of the quota share.

All areas in Europe have benefited from weather being benign in the first quarter. In the same period in 2002, there were weather events in both Scandinavia and Ireland.

In addition to the favourable weather and large losses, Scandinavia also showed an overall improvement across all classes of businesses, supported by the continuous re underwriting and pricing actions that have been taking place.

Ireland, Italy and the Middle East all showed improved performances after the weather and large losses reflecting the continuing underwriting actions in these regions.

The 2002 first quarter premiums and underwriting result for Germany have been included in ‘other’.

Life

The reduction in premium and in the life business result entirely reflects the disposals of the life companies in Benelux, Germany, Isle of Man, Luxembourg and the Dublin based Eurolife operation.

Detailed Business Review	A15

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EUROPE, MIDDLE EAST & AFRICA

COMMERCIAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	285	294	264
General business result (based on longer term investment return)	25	–	8
Operating ratio	88.9%	–	99.7%

Scandinavia commercial net written premium showed underlying growth of 38% which is masked by the drop in premiums following the sale of Benelux and Germany and the effect of the quota share.

In Sweden commercial lines have grown by 36% as a result of ongoing rate increases and re-underwriting action.

Growth of 29% in Italy, excluding the exchange rate movement, is due to significant rate increases in the large commercial property and engineering businesses. Ireland has seen a slight reduction as a consequence of the re-emergence of price competition in the core commercial lines.

Scandinavia commercial lines underwriting result has improved by £12m to a small underwriting loss of £3m. This has been due to benign weather and a lower incidence of large losses. In addition, there has been underlying improvement across most accounts.

The other three main countries in EMEA of Ireland, Italy and the Middle East have all shown underwriting profit in the first three months. Accounts of particular note were Ireland core commercial, with much lower weather costs than in Q1 2002, and Italy engineering.

Detailed Business Review	A16

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AMERICAS - UNITED STATES

PERSONAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	128	124	138
General business result (based on longer term investment return)	6	–	11
Operating ratio	101.6%	–	98.4%

Excluding the exchange rate movement, there has been growth of 3%. This is all in the household account which has seen underlying growth of 18%, principally from rating action. Conversely, the motor account has seen an underlying reduction of 11%, excluding the effect of the quota share, following the withdrawal from a number of States and agencies in the non standard auto business.

The household account includes nearly £7m of claims relating to the severe East Coast winter weather. There has also been a slight increase in large losses.

The auto result has improved by £2m to an underwriting profit of £1m and a combined operating ratio of 98.8%. This is predominantly due to significant rate increases, reduced volumes and frequency and the withdrawal from business segments, all in the non standard account.

Detailed Business Review	A17

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AMERICAS - UNITED STATES

COMMERCIAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	416	402	447
General business result (based on longer term investment return)	36	–	37
Operating ratio	100.5%	–	103.1%

Excluding the exchange rate movement and the increase of the premiums passed to Munich Re as part of the quota share reinsurance agreement, there has been underlying growth of 3%.

In the property account there has been underlying premium growth of 12%, through rating increases across the account and growth in RSUI.

Premiums in packages and motor, excluding the effect of the quota share, are broadly in line with 2002.

There has been an underlying reduction in workers’ compensation premium of 3%, as strong rating actions has led to a reduction in volume.

In the general liability account there has been underlying growth of 10%, mainly as a result of growth in RSUI.

The commercial property account continues to perform strongly with an underwriting profit of £22m and a combined ratio of 73.8%. Costs for the East Coast winter weather of £21m, an increase of £8m over 2002, have been included. This has been offset by profits in RSUI and a significant improvement in the expense ratio.

There has been a deterioration in the packages line, relating to a slight worsening in claims, and catastrophes returning to normal levels from the unusually low levels in 2002.

Workers’ compensation shows an improvement following the rating applied over the last two years. There has also been an improvement in claims experience.

The improved underwriting performance in general liability has been driven by a reduction in the expense ratio and positive claims experience.

Detailed Business Review	A18

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AMERICAS – CANADA

PERSONAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	78	70	72
General business result (based on longer term investment return)	2	–	(3)
Operating ratio	106.1%	–	113.0%

Excluding the quota share effect, personal premiums grew by 26% with particularly strong growth by Agilon and Johnson Corporation continuing and offsetting a decline in Personal Insurance.

Personal auto premiums grew by 12%, excluding the quota share effect, as rating actions continued.

The household account produced another quarter of underwriting profit benefiting from a significant reduction in claims frequency, while the auto account produced an improved result despite increased weather related claims, particularly in Ontario, and a deterioration in the results of the involuntary pool business.

COMMERCIAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m
General business net premiums written	29	43	44
General business result (based on longer term investment return)	4	–	1
Operating ratio	116.7%	–	116.1%

Commercial property, auto and liability premiums all declined significantly, excluding the quota share effect. Property premiums reduced by 20% and liability by 34%, due to portfolio restructurings that began at the end of 2002. Auto premiums reduced by 36% following the withdrawal from long haul trucking business.

The worsening in the commercial property underwriting result is entirely attributable to a doubling of large losses.

Commercial auto has produced a significant improvement in accident year results, but this has been offset by an increase in the expense ratio following the decline in premium volumes, and a deterioration in involuntary pool business.

Detailed Business Review	A19

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AMERICAS – LATIN AMERICA & CARIBBEAN

PERSONAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	21	20	27
General business result (based on longer term investment return)	1	–	3
Operating ratio	98.1%	–	100.4%

Life business net premiums written	31	21	27
Life business result	2	2	2

General

Personal lines premium grew by 2%, excluding the exchange rate movement. The true underlying growth is larger when excluding the premiums of Bahamas and Bermuda, which were sold in 2002. The personal lines markets continue to be competitive.

The underwriting result and combined ratios improved across all operations.

Life
Net premium written is up by 46% with strong growth in Chile and Colombia.

COMMERCIAL	2003	2001	2001
		Adjusted	Original
	£m	£m	£m

General business net premiums written	33	32	40
General business result (based on longer term investment return)	6	–	5
Operating ratio	90.3%	–	97.6%

Excluding the exchange rate movement, there is growth of 4%. The underlying growth is higher but masked by the sale of operations in the Bahamas and Bermuda.

Growth is continuing in most operations, resulting from a combination of stronger new business growth and rating increases applied over the last four quarters.

The majority of operations show an improvement over 2002 with strong or significantly improved results from Colombia, Mexico, Netherlands Antilles, Chile and Venezuela.

Detailed Business Review	A20

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ASIA PACIFIC

PERSONAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	161	123	121
General business result (based on longer term investment return)	15		9
Operating ratio	96.2%		102.5%

Life business net premiums written	54	51	48
Life business result	9	12	12

General

Excluding the quota share treaty in 2002, the Asia Pacific personal lines net written premium grew by 19%. AAMI continued to produce a strong performance and continued to achieve rate increases in both motor and household.

The growth in New Zealand was partly attributable to the reclassification of AA Insurance to a subsidiary in April 2002 and also reflected the acquisition of the AMP business in 2001.

There were a number of large claims in the quarter, primarily the Australian bushfire in January, but this was more than offset by a lower overall claims incidence, particularly for motor which benefited from the drier than average weather.

Life

Australian new business premiums, grew by 23%.

New Zealand saw a further reduction in both new annual and new single premiums following the withdrawal of the Guardian regular premium product range. New regular premiums from the direct marketing arm increased. Unit trust premiums decreased with the 2002 sales having been boosted by an investment savings campaign.

Detailed Business Review	A21

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ASIA PACIFIC

COMMERCIAL	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

General business net premiums written	85	66	65
General business result (based on longer term investment return)	9	–	7
Operating ratio	101.0%	–	104.4%

Commercial

Australian commercial continued to benefit from strong rate increases, which resulted in premium growth of 21% before quota share in 2002. Rate increases were particularly focussed in the global and specialty accounts.

In New Zealand premium growth came from a combination of rate increases and growth in Axiom (the commercial motor insurance underwriting agency) business.

The Australian commercial underwriting result was impacted by the January bushfire in Canberra but this was offset by an overall improvement in claims experience with a particular improvement in speciality business.

The ‘other’ Asia Pacific result continued to reflect marketing spend in Japan.

Detailed Business Review	A22

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GROUP REINSURANCES

	2003	2002
		Original
	£m	£m

General business net premiums written	1	(1)
Underwriting Result	(9)	(5)
General business result (based on longer term investment return)	(14)	(12)

The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances.

Detailed Business Review	A23